SO 8/31/04

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AA 8-31-04

OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC MAIL PROCESSING SECTION RECEIVED AUG 3 0 2004 WASH., D.C. 25

ANNUAL AUDITED REPORT
FORM X-17A-5 [redacted]
PART III

04013087

SEC FILE NUMBER
8- 22645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2003 (MM/DD/YY) AND ENDING June 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Wall Street Discount Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street - 7th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Alan Lederfeind (212) 747-5012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sorblum, David H. DHS & Company, Inc.
(Name – *if individual, state last, first, middle name*)

19 North Broadway (Address) Tarrytown (City) NY (State) 10591 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED SEP 03 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9-9-0

I, Alan Lederfeind, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Wall Street Discount Corporation, as of June 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exception

SWORN TO BEFORE ME THIS
22nd DAY OF Aug 2004
NOTARY PUBLIC

Signature

President
Title

ANIL M. MUKHATIYAR
NOTARY PUBLIC, State of New York
No. 41-4985497
Qualified in Queens County
Commission Expires Aug. 18, 20 05

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE WALL STREET DISCOUNT CORP.

Financial Statements With
Supplementary Information

For the year ended June 30, 2004

THE WALL STREET DISCOUNT CORP.

JUNE 30, 2004

I N D E X

Business and Financial Consultants
...heightening your company's potential

DHS & COMPANY, INC.

19 North Broadway *(Suite 4)*
Tarrytown, NY 10591
Telephone 212-295-3090
Fax 212-295-3091
E Mail: DHSandCo@aol.com

THE WALL STREET DISCOUNT CORP.
INDEPENDENT AUDITOR'S REPORT

To the Stockholders
The Wall Street Discount Corp.

We have audited the accompanying statement of financial condition of Wall Street Discount Corp. as of June 30, 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Wall Street Discount Corp. as of June 30, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DHS & Co. DHS & Co Inc
19 N Broadway, Suite 4
Tarrytown, NY 10591

August 23, 2004

THE WALL STREET DISCOUNT CORP.
STATEMENT OF FINANCIAL CONDITION
June 30, 2004

ASSETS

Cash		$ 156,843
Receivable from broker		87
Due from Muriel Siebert & Co, Inc.		45,174
Notes receivable- employee and other		31,395
Loan receivable, stockholder		37,082
Prepaid expenses		322
Furniture, equipment and improvements to leased property, at cost, net of accumulated depreciation and amortization of $-0-		-
Deferred tax asset		28,100
Security deposit		12,049
		$ 311,052

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$ 46,324	
Payable to broker	2,064	
Corporation taxes payable	680	
Deferred rent payable	32,760	
Total liabilities		81,828
Commitments and contingent liabilities		
Stockholders' equity:		
Common stock, no par value Authorized 200 shares Issued and outstanding 100 shares	$ 95,000	
Additional paid in capital	100,000	
Retained earnings	34,224	
Total stockholders' equity		229,224
		$ 311,052

See accompanying notes to financial statements.

THE WALL STREET DISCOUNT CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2004

Revenues from customer accounts:		
Commissions		$ 735,427
Interest and dividends income		318,243
		1,053,670
Expenses:		
Employee compensation and benefits	$ 698,275	
Communications	79,901	
Clearing charges- other	51,639	
Interest	9,967	
Occupancy and equipment costs	321,910	
Depreciation & amortization	29,526	
Other expenses	320,975	
		1,512,192
Income (loss) from operations		(458,522)
Other income and (expenses):		
Sale of retail brokerage accounts to Muriel Siebert & Co.		400,000
Commissions- Muriel Siebert & Co, Inc.		45,174
Legal fees in connection with above		(34,053)
Legal fees in connection with Pilgrim Baxter matter		(128,956)
Income (loss) before income taxes		(176,357)
Income tax benefits (expense):		(52,356)
Net loss		$(228,713)

See accompanying notes to financial statements.

THE WALL STREET DISCOUNT CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2004

	Capital Stock	Additional paid-in Capital	Retained earnings	Total
Balance, beginning of year	$ 95,000	$ 50,000	$ 262,937	$ 407,937
Contributions to capital		50,000		50,000
Net loss	-	-	(228,713)	(228,713)
Balance, end of year	$ 95,000	$ 100,000	$ 34,224	$ 229,224

See accompanying notes to financial statements.

THE WALL STREET DISCOUNT CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2004

Cash flows from operating activities:	
Net loss	$ (228,713)
Adjustments to reconcile net loss to net cash used by operating activities	
Reduction of deferred tax asset	50,074
Depreciation	29,250
	(149,389)
Decrease, net in receivable from broker	79,300
Due from Muriel Siebert & Co, Inc.	(45,174)
Decrease in other assets	65,399
(Decrease) in accounts payable and accrued expenses	(66,278)
	33,247
Cash used by operating activities	(116,142)
Cash flows from investing activities:	
Loan to stockholder	(17,796)
Increase in other notes receivable	(26,795)
Cash used by investing activities	(44,591)
Cash flows from financing activities:	
Contribution of additional paid-in-capital	50,000
Repayment of subordinated liability	(30,000)
Cash provided by financing activities	20,000
Net decrease in cash	(140,733)
Cash at beginning at year	297,576
Cash at end of year	$ 156,843

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 9,967
Income taxes	69
Cash received during the year for:	
Income taxes refund- federal	$ 108,840

See accompanying notes to financial statements.

THE WALL STREET DISCOUNT CORP.
NOTES TO FINANCIAL STATEMENTS
For the year ended June 30, 2004

Note 1 - Organization and summary of significant accounting policies:

The Wall Street Discount Corp. ("the Company") is a registered broker/dealer in securities.

Net commission revenue is recorded on a trade date basis.

On February 23, 2004 the Company sold all of its security brokerage accounts and related assets to Muriel Siebert & Co., Inc. and effectively exited the broker/dealer business. See Notes 5, 6, and 7.

Depreciation of furniture and equipment is provided on an accelerated basis using estimated useful lives that range from five to seven years. Leasehold improvements are amortized over the term of the lease. Based on the above, the Company wrote off all of its fixed assets and related accumulated depreciation as of June 30, 2004. Depreciation expense, including fixed asset abandonment loss, for the year then ended was $29,526.

The financial statements are prepared in conformity with generally accepted accounting principles that require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2 - Receivable from broker:

Receivable from broker consists of commissions receivable from the Company's clearing broker.

Note 3 - Loan receivable, stockholder:

Loan receivable, stockholder, totaling $37,082 is unsecured, non-interest bearing and due on demand.

Note 4 - Liabilities subordinated to claims of general creditors:

In June 2004 the Company repaid its $30,000 loan from an unrelated lender. This loan with interest at 13%, had been subordinated to the claims of general creditors.

Note 5 - Net capital requirements:

The Company is subject to capital rule 15c3-1, under the Securities Exchange Act of 1934, as amended, which prohibits a regulated firm from engaging in any securities transactions whenever its aggregate indebtedness "exceeds fifteen times its net capital" as those terms are defined by the rule. In addition, the minimum net capital is $50,000.

As of June 30, 2004 the Company's required net capital was $50,000, whereas its computed net capital was $120,276 leaving capital in excess of requirements of $70,276. Aggregate indebtedness at June 30, 2004 was approximately .68 times computed net capital.

Note 6 - Income taxes:

The Company reports its income to the Federal, New York state and city taxing authorities on a calendar year basis. During its fiscal year, the Company received $108,840 from a federal net operating loss carryback claim. In addition, as of June 30, 2004, it has New York State and New York City net operating loss forwards of approximately $561,000 to offset future taxable income. It has no net operating loss available for Federal income tax purposes. As of this date, the Company also has approximately $403,000 of New York Liberty Zone Business Employee tax credits carryovers, available to offset future Federal income taxes. If not used, these carryforwards will begin to expire in 2022.

Since the Company ceased operating as a broker/dealer in May 2004 and is currently inactive (see Note 7), there is uncertainty as to whether it will ever utilize the above tax benefits. Therefore the provision for income taxes of $52,356 represents a writedown of the deferred tax asset to the net realizable amount of $28,100 as of June 30, 2004.

Note 7 - Sale of Security Brokerage Accounts:

On February 23, 2004, the Company sold its security brokerage accounts and related assets including trademarks, trade names and domain names to Muriel Siebert & Co., Inc.(MSC) for $400,000. It collected a series of four payments totaling this entire amount during the year ended June 30, 2004.

This transaction includes a non-competition clause under which the Company agrees not to compete with MSC with respect to the accounts, agency brokerage business or discount brokerage service for a period of five years.

The Company will receive, on a quarterly basis, 50% of the gross commissions earned by MSC on transferred brokerage accounts for a period of four years. In August 2004, it received $45,174 representing its share of gross commissions for the period from April 20 - June 30, 2004.

Note 8 - Commitments:

The Company leases its premises under a non-cancelable lease agreement expiring on February 28, 2006.

The total rental commitment at June 30, 2004, under the aforementioned lease, is as follows:

Years ended June 30,	
2005	$182,655
2006	121,770
	$304,425

In addition, the Company is obligated to pay certain executory costs.

As discussed in Note 7, the Company has exited the broker dealer business and is attempting to sublet or assign its office space.

Note 9 - Contingent liabilities:

The Company has been named as defendant in the following two legal matters in the ordinary course of business.

**Investec Ernst & Co. v Bank of America, et al Index #605281/01*

The nature of this litigation is a plenary action by Investec Ernst & Co., a registered broker-dealer that performed clearing services for the Company, against two banks and the Company arising out of a criminally fraudulent scheme perpetrated by an organized ring of fraudsters. The Company, itself, was victimized, and intends to vigorously contest these actions.

Investec Ernst is a 47% stockholder in the Company.

**Lila Binder, William Harry Edmondson, et al, v. PBHG (Pilgrim Baxter) et al. Multidistrict Litigation Docket No. 1586 (D. Md.) (collectively, the Multidistrict Actions").*

Two of the actions are class actions asserted against numerous defendants including the Company and its president. Another action is a shareholders' derivative action brought ostensibly on behalf of Pilgrim Baxter Funds against many of the same defendants including the Company and its president.

The nature of this litigation is claims against the Company for participating in market timing activities that allegedly caused harm to owners of shares of various Pilgrim Baxter funds. While each complaint recites language from complaints filed by the SEC and the New York State Attorney General against Gary Pilgrim and Harold Baxter, the former principals of the Pilgrim Baxter funds, the regulatory actions do not name the Company or its principal as defendants. The Company intends to vigorously contest these actions.

While the outcome the above matters cannot be predicted with certainty, in management's opinion, these actions will be resolved with no material adverse effect on the Company's financial condition.

Note 10 - Concentration of credit risk:

The Company maintains several bank accounts, which at times may be in excess of the Federal Deposit Insurance Corporation (FDIC) limit.

SUPPLEMENTARY INFORMATION

THE WALL STREET DISCOUNT CORP.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER S.E.C. RULE 15c3-1
June 30, 2004

Net capital:	
Stockholders' equity	
Common stock	$ 95,000
Additional paid in capital	100,000
Retained earnings	34,224
	229,224
Add: Liabilities subordinated to the claims of general creditors	-
	229,224
Deduct:	
Notes receivable	31,395
Loan receivable, stockholder	37,082
Furniture, equipment and improvements to leased property, at cost, net of accumulated depreciation and amortization	-
Deferred tax asset	28,100
Other assets	12,371
Total deductions	108,948
Net capital	$ 120,276
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 81,828
Total aggregate indebtedness	81,828
Minimum net capital requirements (6.667% of aggregate indebtedness) (minimum $50,000)	50,000
Net capital in excess of minimum requirements	70,276
Ratio of aggregate indebtedness to net capital:	
Aggregate indebtedness	81,828
Net capital	120,276
	0.68

See accompanying notes to financial statements.

THE WALL STREET DISCOUNT CORP.
RECONCILIATION (PURSUANT TO RULE 17a-5(d)(4) OF THE
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
June 30, 2004

Net capital per unaudited FOCUS Report Part II	$	75,015
Difference in stockholders' equity		45,261
Difference in non-allowable assets		-
Net capital per audited supporting schedule	$	120,276
Aggregate indebtedness per unaudted FOCUS Report Part II	$	81,828
Difference in accounts payable and accrued expenses		-
Aggregate indebtedness per audited supporting schedule	$	81,828

See accompanying notes to financial statements.

THE WALL STREET DISCOUNT CORP.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Stockholders
The Wall Street Discount Corp.

In planning and performing our audit of financial statements of The Wall Street Discount Corp. for the year ended June 30, 2004, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by The Wall Street Discount Corp. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

DHS & Co.
19 N Broadway, Suite 4
Tarrytown, NY 10591

THE WALL STREET DISCOUNT CORP.

Financial Statements With
Supplementary Information

For the year ended June 30, 2004